UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Carbon Revolution Public Limited Company (the “Company”) is furnishing this Form 6-K to provide its unaudited interim financial results for the six months ended December 31, 2023, which are furnished as Exhibit 99.1.

The Company previously reported unaudited interim financial results for the six months ended December 31, 2023 on a press release dated April 9, 2024. The unaudited interim financial results furnished as Exhibit 99.1 have been adjusted following the detailed review by management of the underlying original contractual arrangements and the amendments to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and fund vehicles affiliated with Orion Infrastructure Capital (the “OIC Investors”) and the warrants issued to the OIC Investors pursuant thereto and the amendments to the Proceeds Disbursing and Security Agreement, dated May 23, 2023 and related agreements (the “Debt Program”) in connection with the investment by the OIC Investors in notes issued pursuant thereto, which amendments were entered into after April 9, 2024, as well as certain other changes in presentation applied retrospectively for consistency with the accounting presentation that the Company expects to include in its audited financial statements for the fiscal year ended June 30, 2024, which are currently being prepared.

The adjustments include (i) the reclassification of the warrants issued to the OIC Investors (the “OIC Warrants”) as liabilities, (ii) the revaluation as of December 31, 2023 of the OIC Warrants and the warrants issued in exchange for the outstanding warrants of Twin Ridge Capital Acquisition Corp. in the Company’s business combination completed on November 3, 2023 (the “Business Combination”), (iii) the reclassification of amounts due under the Debt Program from non-current to current liabilities, (iv) the addition of an accrual of the required minimum multiple on invested capital for November and December 2023 with respect to the $35 million funded by the OIC Investors into escrow at closing of the Business Combination, (v) changes to long-term borrowings to reflect the amendment of the amortization schedule of the Debt Program and (vi) reclassification of certain charges imposed through an OEM bailment program to Sale of Wheels from Finance Costs. The reclassification of the OIC Warrants as liabilities only applied retrospectively for the six months ended December 31, 2023 and such OIC Warrants will be treated as equity in the Company’s financial statements for the fiscal year ended June 30, 2024. Additionally, as a result of the amendment of the amortization schedule of the Debt Program subsequent to December 31, 2023 and waiver of a certain covenant breach under the New Debt Program, the amounts due under the Debt Program will be reflected as non-current in the Company’s balance sheet as of June 30, 2024. A table setting forth the adjustments and the impact thereof on the line items in the Company’s Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Income and Condensed Consolidated Statement of Financial Position is included at the end of Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Financial Results for the Six Months Ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: July 26, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer